

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2007

<u>Via Facsimile ((213) 996-3060) and U.S. Mail</u>

Kenneth R. Bender, Esq.
Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, CA 90071

> **Re: Optical Communication Products, Inc.**
> **Schedule 13E-3**
> **Filed August 27, 2007**
> **File No. 005-60839**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 27, 2007**
> **File No. 000-31861**

Dear Mr. Bender:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

1.   We note that Furukawa held a majority of the voting power in your company and that its sale of OCP securities did not close until after the merger agreement was executed. Please provide us your detailed legal analysis of Furukawa's status as a filing person in the Schedule 13E-3.

<u>Introduction</u>

2.   We note your disclosure that the filing persons disclaim any obligation to file the

Schedule 13E-3 and that those filing persons are not admitting they are affiliates of OCP within the meaning of Rule 13e-3. We note that given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to OCP, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Item 4

3.   Please ensure that the substance of the disclosure in item 4(e) appears in the proxy statement distributed to security holders.

Item 13. Financial Information

4.   Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Proxy Statement

General

5.   Please revise the cover page of your proxy statement and the form of consent ballot to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

6.   Please fill in the blanks in the proxy statement.

Cover Letter

7.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company and its "stockholders (… other than Oplink and its affiliates)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure to disclose whether each filing person made a determination of both substantive and procedural fairness. Finally, apply this comment to the fairness determination made by Oplink and Oplink Acquisition.

Summary Term Sheet, page 1

8.   Please clarify whether there is any payment associated with a termination of the merger agreement whether by OCP or the acquiror.

9.   In the section captioned "Appraisal Rights" please highlight that security holders that wish to exercise these rights must provide notice prior to the special meeting and then vote against the proposal or abstain from voting.

The Special Meeting, page 8

10.   Please reconcile your disclosure in the last paragraph under the caption "Required Vote" whereby your directors and officers hold 237,500 shares of your common stock with the disclosure on page 47 in which the corresponding disclosure indicates holdings of 87.7 million shares.

Special Factors

11.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement</u>, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the disclosure in pages 8 to 11.

12.   Please disclose, for each filing person, the information required by Item 1013(b) of Regulation M-A.

Background of the Merger, page 12

13.   Please revise this section to describe in additional detail the events described in the second paragraph of page 12, including the marketing process, the third parties you dealt with and the terms of their offers (including prices offered for your securities), and the transaction explored after September 2005 with one of those parties. Similarly, expand your disclosure with respect to the exchange ratios described in the first paragraph of page 13, with respect to the binding term sheet referred to in the last full paragraph on the same page, and the "various proposals" and "other strategic alternatives" referred to in the last full paragraph on page 14.

14.   In the third full paragraph of page 13, describe Furukawa's board representation.

15.   Please revise this section to describe all events in the negotiations with Oplink. We note in the financial advisor's presentation that Oplink made offers of $1.63 and $1.64 per share prior to its final offer.

16.   Please revise the last paragraph in this section to clarify how your board of directors changed following the appointment of Oplink's representatives and the resignation of M.V. Tran.

Reasons for the Special Committee's Determination, page 16

17.   Please explain why the company is undertaking the transaction *at this time*. Refer to Item 1013(c) of Regulation M-A. In revising your disclosure, please address what role, if any, the provisions of state law with respect to transaction with related parties played in the special committee's or board's determination to proceed with this transaction.

18.   Please revise the first bullet point to explain how the special committee considered the company's business, assets, financial condition, results of operations, competitive position, nature of its business and its industry. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee's analysis? Also, describe the factors that have caused your stock to trade at levels below the merger consideration and why the situation is not likely to change in the future.

19.   Please revise the second bullet point to explain what you mean by referring to the relationship between the merger consideration and recent market prices for your stock.

20.   Please revise the third bullet point to describe the assertions made by Oplink during negotiations and to describe the experience of the special committee and its advisors.

21.   We note that the board of directors adopted the special committee's conclusions and that the special committee considered the opinion and presentation by Bear Stearns. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Also, please apply this comment to the fairness determination made by Oplink and its affiliate.

22.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than Oplink and its affiliates, rather than all security holders unaffiliated with the company.

23.   Please revise your disclosure to address the fairness of the transaction in relation to net book value, going concern value, liquidation value and the remaining factors listed in Instruction 2 to Item 1014 of Regulation M-A. Also, please apply this comment to the fairness determination made by Oplink and its affiliate.

24.   We note that persons holding options will receive options to purchase an undetermined number of Oplink shares, which number will be determined prior to closing but apparently after security holders vote on the merger agreement. Please explain supplementally, with a view toward revised disclosure, how, if at all, this affected the fairness analysis conducted by the company and the Oplink filing persons.

Opinion of the Special Committee's Financial Advisor, page 18

25.   Please provide a cross reference to where the projections described on page 19 appear in your proxy statement.

26.   Refer to the Discounted Cash Flow Analysis. Please revise it to disclose the company's projected results that were used in conducting the analysis (or a cross-reference to a location in the proxy statement where those results appear) and how Bear Stearns derived the implied per share equity values from that data. Also, for this and every other analysis, show how the information from the analysis resulted in the multiples/values disclosed.

27.   Please explain the bases for the growth rates used by Bear Stearns in the extended case discounted cash flows analysis.

28.   Please quantify the compensation received or to be received by Bear Stearns: stating that the fee is customary is insufficient disclosure. Also, describe the services provided by Bear Stearns to each filing person and their affiliates and quantify the compensation received by Bear Stearns for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Interests of Our Directors and Executive Officers in the Merger, page 23

29.   Please define the terms "high activity" as used in the second paragraph of this section. Also, disclose the aggregate payment to each member of the special committee since its formation.

30.   Please quantify the value of the options held by Mr. Otto and Mr. Boyer.

Oplink's and Oplink Acquisition's Position as to Fairness of the Merger, page 24

31.   Please revise the second paragraph to explain how these filing persons considered the company, its financial performance, the trading price of its stock and the negotiations history. What about these factors allowed the Oplink filing persons to make their fairness determination and why were these factors viewed as positive in the analysis?

32.   Provide the disclosure of procedural fairness. Refer to Item 1014 of Regulation M-A.

Material United States Federal Income Tax Consequences, page 33

33.   We note your statement that the discussion "is for general information only." Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.

34.   Please tell us the basis for the disclaimer in the last paragraph of this section.

Where You Can Find More Information, page 50

35.   Refer to the penultimate paragraph on page 50. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general "forward incorporation" of documents to be filed in the

future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Annex E

36.   With respect to your disclosure relating to the directors and executive officers of each filing person, please tell us why you need to qualify your disclosure "to the best of its knowledge." What prevents each filing person from knowing and disclosing this information? Please explain or delete the qualifier.

Annex F

37.   Please disclose the full projections provided to Bear Stearns instead of "a subset," as disclosed in this section. Also, disclose the projections as delivered by the company and as later extrapolated to address the five years ended September 30, 2015.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to that person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions